UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Kmart Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

498780-10-5

(Cusip Number)

John G. Finley, Esq.
Mario A. Ponce, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 498780 10 5			PAGE 2 OF 16

1.	Name of Reporting Person: ESL Investments, Inc., a Delaware corporation		I.R.S. Identification Nos. of above persons (entities only): 75-2435723

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 54,778,724

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 54,778,724

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,778,724

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 53.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 498780 10 5			PAGE 3 OF 16

1.	Name of Reporting Person: Edward S. Lampert		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 54,778,724

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 54,778,724

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,778,724

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 53.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 498780 10 5			PAGE 4 OF 16

1.	Name of Reporting Person: CRK Partners, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 75-2435723

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 40,546,046

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 40,546,046

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,546,046

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 498780 10 5			PAGE 5 OF 16

1.	Name of Reporting Person: CRK Partners II, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 01-0726617

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 40,546,022

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 40,546,022

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,546,022

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.8%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 498780 10 5			PAGE 6 OF 16

1.	Name of Reporting Person: RBS Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 75-2241690

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,946,572

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 13,946,572

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,946,572

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 498780 10 5			PAGE 7 OF 16

1.	Name of Reporting Person: ESL Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 22-2875193

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,398,587

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 9,398,587

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,398,587

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 498780 10 5			PAGE 8 OF 16

1.	Name of Reporting Person: ESL Investors, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 13-4095958

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,547,985

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,547,985

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,547,985

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.5%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 498780 10 5			PAGE 9 OF 16

1.	Name of Reporting Person: RBS Investment Management, L.L.C., a Delaware limited liability company		I.R.S. Identification Nos. of above persons (entities only): 06-1512334

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 286,106

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 286,106

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 286,106

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 498780 10 5			PAGE 10 OF 16

1.	Name of Reporting Person: ESL Institutional Partners, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 06-1456821

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 286,106

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 286,106

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 286,106

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): PN

     This Amendment No. 9 to Schedule 13D originally filed jointly on May 15, 2003, and amended by Amendment No. 1 to Schedule 13D filed on July 2, 2003, Amendment No. 2 to Schedule 13D filed on August 26, 2003, Amendment No. 3 to Schedule 13D filed on October 27, 2003, Amendment No. 4 to Schedule 13D filed on November 4, 2003, Amendment No. 5 to Schedule 13D filed on January 2, 2004, Amendment No. 6 to Schedule 13D filed on January 5, 2004, Amendment No. 7 to Schedule 13D filed on July 6, 2004 and Amendment No. 8 to Schedule 13D filed on November 19, 2004 by ESL Investments, Inc., Edward S. Lampert, CRK Partners, L.L.C., CRK Partners II, L.P., RBS Partners, L.P., ESL Partners, L.P., ESL Investors L.L.C., RBS Investment Management L.L.C. and ESL Institutional Partners, L.P.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

     On January 31, 2005, as more fully described in Item 6 below, certain of the Reporting Persons converted the unpaid principal amount of the Convertible Notes plus accrued and unpaid interest thereon into 6,269,998 shares of Kmart Common Stock in the aggregate. In particular, pursuant to the conversion, CRK II received 4,643,292 shares of Kmart Common Stock; Partners received 1,073,062 shares of Kmart Common Stock; Investors will receive 520,860 shares of Kmart Common Stock upon release of such shares from escrow (see Item 6 below); and Institutional received 32,784 shares of Kmart Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety to read as follows:

     (a)-(b) The following table sets forth the aggregate number of shares of Kmart Common Stock and the percentage of outstanding shares of Kmart Common Stock beneficially owned by the Reporting Persons as of January 31, 2005, based on 101,923,301 outstanding shares of Kmart Common Stock as of November 5, 2004 (as described in Kmart’s Quarterly Report on Form 10-Q, filed November 17, 2004, assuming the shares issuable upon exercise of the Kmart Options held by the Reporting Persons were outstanding and including shares of Kmart Common Stock issued upon conversion of the Convertible Notes, but not including any securities convertible into Kmart Common Stock held by other parties), indicating the number of shares of Kmart Common Stock for which each Reporting Person has sole or shared power to direct the vote or the disposition of such shares. The Reporting Persons as a group beneficially own an aggregate of 54,778,724 shares of Kmart Common Stock (including the shares issuable upon exercise of the Kmart Options held by the Reporting Persons).

	NUMBER OF	PERCENTAGE
REPORTING	SHARES	OF	SOLE VOTING	SHARED	SOLE	SHARED
PERSON	BENEFICIALLY	OUTSTANDING	POWER	VOTING POWER	DISPOSITIVE	DISPOSITIVE
	OWNED	SHARES			POWER	POWER
Edward S. Lampert	54,778,724	53.7%	54,778,724	0	54,778,724	0
	(1)
ESL Investments,	54,778,724
Inc.	(2)(3)(5)(8)	53.7%	54,778,724	0	54,778,724	0
CRK Partners, L.L.C.	40,546,046	39.8%	40,546,046	0	40,546,046	0
	(3)(4)
CRK Partners II,	40,546,022
L.P.	(4)	39.8%	40,546,022	0	40,546,022	0
RBS Partners, L.P.	13,946,572	13.7%	13,946,572	0	13,946,572	0
	(5)(6)(7)
ESL Partners, L.P.	9,398,587	9.2%	9,398,587	0	9,398,587	0
	(6)
ESL Investors L.L.C.	4,547,985	4.5%	4,547,985	0	4,547,985	0
	(7)(10)
RBS Investment	286,106
Management, L.L.C.	(8)(9)	0.3%	286,106	0	286,106	0
ESL Institutional	286,106
Partners L.P.	(9)	0.3%	286,106	0	286,106	0

(1) Includes 54,778,724 shares of Kmart Common Stock that may be deemed beneficially owned by ESL that in turn may be deemed beneficially owned by Mr. Lampert. Mr. Lampert is the sole shareholder, chief executive officer and a director of ESL.

(2) Includes 40,546,046 shares of Kmart Common Stock that may be deemed beneficially owned by CRK LLC, 13,946,572 shares of Kmart Common Stock that may be deemed beneficially owned by RBS, and 286,106 shares of Kmart Common Stock that may be deemed beneficially owned by RBSIM that, in each case, may in turn be deemed beneficially owned by ESL. ESL is the managing member of CRK LLC and RBSIM and the general partner of RBS.

(3) Includes 40,546,022 shares of Kmart Common Stock beneficially owned by CRK II that may be deemed beneficially owned by CRK LLC. CRK LLC is the general partner of CRK II.

(4) Includes 4,795,400 shares of Kmart Common Stock that CRK II has the right to acquire pursuant to the exercise of Kmart Options.

(5) Includes 4,547,985 shares of Kmart Common Stock beneficially owned by Investors and 9,398,587 shares of Kmart Common Stock beneficially owned by Partners that, in each case, may be deemed beneficially owned by RBS. RBS is the managing member of Investors and the general partner of Partners.

(6) Includes 1,108,200 shares of Kmart Common Stock that Partners has the right to acquire pursuant to the exercise of Kmart Options.

(7) Includes 537,900 shares of Kmart Common Stock that Investors has the right to acquire pursuant to the exercise of Kmart Options.

(8) Includes 286,106 shares of Kmart Common Stock beneficially owned by Institutional that may be deemed beneficially owned by RBSIM. RBSIM is the general partner of Institutional.

(9) Includes 33,800 shares of Kmart Common Stock that Institutional has the right to acquire pursuant to the exercise of Kmart Options.

(10) Includes 520,860 shares of Kmart Common Stock issued upon conversion of the Convertible Notes held by Investors that were placed in escrow to be released upon the earlier to occur of (x) the receipt of approvals, or the expiration or termination of waiting periods, required under the Hart-Scott Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (y) the consummation of the Mergers involving Kmart and Sears, Roebuck and Co. Investors does not have “beneficial ownership” within the meaning of the HSR Act of these shares while such shares are held in escrow.

     (c) The disclosure pursuant to Item 3 of this Schedule 13D is incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by inserting the following at the end thereof:

     On January 31, 2005, Partners, Investors, Institutional and CRK II (collectively, the “Noteholders”) entered into an agreement with Kmart and Holdings (the “Note and Option Agreement”). Pursuant to the Note and Option Agreement, each Noteholder converted, in accordance with the terms of the Convertible Notes, all of the outstanding Convertible Notes into an aggregate of 6,269,998 shares of Kmart Common Stock, plus cash in lieu of fractional shares, and, in consideration of such conversion, received an aggregate payment from Kmart of $3.3 million in cash. This cash payment is approximately equivalent to the discounted, after-tax cost of the future interest payments that would have otherwise been paid by Kmart to the Noteholders in the absence of the conversion (calculated by multiplying the present value of such interest payments by one less an assumed effective tax rate for Kmart).

     With respect to Investors, the Note and Option Agreement provides that the shares of Kmart Common Stock that Investors is entitled to receive in connection with the conversion will be held in escrow to be released upon the earlier to occur of (x) the receipt of the approvals, or the expiration or termination of the waiting period, required under the HSR Act and (y) the consummation of the Mergers involving Kmart and Sears, Roebuck and Co. Investors does not have “beneficial ownership” within the meaning of the HSR Act of these shares while such shares are held in escrow.

     The Note and Option Agreement also provides that the Kmart Options will be exchanged for options to acquire the same number of shares of common stock of Holdings (the “Holdings Options”) at the same exercise price upon consummation of the Mergers involving Kmart and Sears, Roebuck and Co. The Holdings Options will have the same terms and conditions as the Kmart Options and will expire, in accordance with their terms, on May 6, 2005.

     The Note and Option Agreement was approved by Kmart’s audit committee as contemplated by the rules of NASDAQ, as well as by Kmart’s Board of Directors.

     The foregoing summary of the Note and Option Agreement is qualified in its entirety by reference to the Note and

Option Agreement, which is filed herewith as an exhibit and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit I	Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2005

ESL INVESTMENTS, INC.
By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	President and COO

EDWARD S. LAMPERT
/s/ Edward S. Lampert
Edward S. Lampert

ESL PARTNERS, L.P.
By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	President and COO

RBS PARTNERS, L.P.
By:	ESL Investments, Inc., as its general partner

By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	President and COO

RBS INVESTMENT MANAGEMENT, L.L.C.
By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	Member

ESL INVESTORS, L.L.C.
By:	RBS Partners, L.P., as its manager

By:	ESL Investments, Inc., as its general partner

By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	President and COO

ESL INSTITUTIONAL PARTNERS, L.P.
By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	President and COO

CRK PARTNERS, L.L.C.
By:	ESL Investments, Inc., its sole member

By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	President and COO

CRK PARTNERS II, L.P.
By:	CRK Partners, L.L.C., as its general partner

By:	ESL Investments, Inc., its sole member

By:	/s/ William C. Crowley
	Name:	William C. Crowley
	Title:	President and COO

EXHIBIT INDEX

Exhibit I	Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P.